# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hotel101 Global Holdings Corp., CIK 0002054507
CUSIP: G46127109
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 20 Cecil Street #04-03, Plus Building, Singapore, Singapore (U0), 049705
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002076080

## Reporting persons
- DoubleDragon Corporation: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Philippines (R6); sole voting power 0; shared voting power 195,510,000; sole dispositive power 0; shared dispositive power 195,510,000; aggregate amount beneficially owned 195,510,000 (83.5% of the class)
  Comment: 1. Note to Rows 6, 8 and 9: See Item 4.
  
  2. Note to Row 11: The percentage of the class of securities beneficially owned by such Reporting Person is calculated based upon an aggregate of 234,152,398 issued and outstanding HBNB Ordinary Shares as of July 7, 2025, as disclosed in the Shell Company Report on Form 20-F filed by the Issuer with the SEC on July 7, 2025.
- DDPC Worldwide Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 137,456,660; sole dispositive power 0; shared dispositive power 137,456,660; aggregate amount beneficially owned 137,456,660 (58.7% of the class)
  Comment: 1. Note to Rows 6, 8 and 9: See Item 4.
  
  2. Note to Row 11: The percentage of the class of securities beneficially owned by such Reporting Person is calculated based upon an aggregate of 234,152,398 issued and outstanding HBNB Ordinary Shares as of July 7, 2025, as disclosed in the Shell Company Report on Form 20-F filed by the Issuer with the SEC on July 7, 2025.
- Hotel101 Worldwide Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 27,107,777; sole dispositive power 0; shared dispositive power 27,107,777; aggregate amount beneficially owned 27,107,777 (11.6% of the class)
  Comment: 1. Note to Rows 6, 8 and 9: See Item 4.
  
  2. Note to Row 11: The percentage of the class of securities beneficially owned by such Reporting Person is calculated based upon an aggregate of 234,152,398 issued and outstanding HBNB Ordinary Shares as of July 7, 2025, as disclosed in the Shell Company Report on Form 20-F filed by the Issuer with the SEC on July 7, 2025.
- Edgar J. Sia II: type of reporting person: individual (IN); citizenship or place of organization: Philippines (R6); sole voting power 19,549,984; shared voting power 195,510,000; sole dispositive power 0; shared dispositive power 215,059,984; aggregate amount beneficially owned 215,059,984 (91.8% of the class)
  Comment: 1. Note to Rows 5, 6, 8 and 9: See Item 4.
  
  2. Note to Row 11: The percentage of the class of securities beneficially owned by such Reporting Person is calculated based upon an aggregate of 234,152,398 issued and outstanding HBNB Ordinary Shares as of July 7, 2025, as disclosed in the Shell Company Report on Form 20-F filed by the Issuer with the SEC on July 7, 2025.
- Tony Tan Caktiong: type of reporting person: individual (IN); citizenship or place of organization: Philippines (R6); sole voting power 3,450,004; shared voting power 195,510,000; sole dispositive power 0; shared dispositive power 198,960,004; aggregate amount beneficially owned 198,960,004 (85% of the class)
  Comment: 1. Note to Rows 5, 6, 8 and 9: See Item 4.
  
  2. Note to Row 11: The percentage of the class of securities beneficially owned by such Reporting Person is calculated based upon an aggregate of 234,152,398 issued and outstanding HBNB Ordinary Shares as of July 7, 2025, as disclosed in the Shell Company Report on Form 20-F filed by the Issuer with the SEC on July 7, 2025.

## Item 1. Issuer
Name of issuer: Hotel101 Global Holdings Corp.
Address of issuer's principal executive offices: 20 Cecil Street #04-03, Plus Building, Singapore 049705

## Item 2. Person Filing
Name of person filing:
This Statement on Schedule 13G ("Statement") is being jointly filed by (1) DoubleDragon Corporation ("DoubleDragon"), (2) DDPC Worldwide Pte. Ltd. ("DDPC"), (3) Hotel101 Worldwide Private Limited ("Hotel101 Worldwide"), (4) Edgar J. Sia II ("Mr. Sia") and (5) Tony Tan Caktiong ("Dr. Tan Caktiong") (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission ("SEC") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). Neither the present filing nor anything contained herein shall be construed as an admission (i) that the Reporting Persons constitute a "person" for any purpose other than Section 13(d) of the Act or (ii) that the Reporting Persons constitute a "group" for any purpose, and each of the Reporting Persons expressly disclaims membership in a group.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 14, 2025, a copy of which is attached as Exhibit 99.1 to this Statement, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The principal business office of each of the Reporting Persons is as follows:

(1) DoubleDragon Corporation
10th Floor, Tower 1, DoubleDragon Plaza
DD Meridian Park
Corner Macapagal Ave and EDSA Extension
Bay Area
Pasay City, Metro Manila 1302
Philippines

(2) DDPC Worldwide Pte. Ltd.
1 Marina Boulevard #28-00
One Marina Boulevard
Singapore 018989

(3) Hotel101 Worldwide Private Limited
20 Cecil Street, #04-03
Plus Building
Singapore 049705

(4) Edgar J. Sia II
10th Floor, Tower 1, DoubleDragon Plaza
DD Meridian Park
Corner Macapagal Ave and EDSA Extension
Bay Area
Pasay City, Metro Manila 1302
Philippines

(5) Tony Tan Caktiong
10th Floor, Tower 1, DoubleDragon Plaza
DD Meridian Park
Corner Macapagal Ave and EDSA Extension
Bay Area
Pasay City, Metro Manila 1302
Philippines
Citizenship:
(1) DoubleDragon - Republic of the Philippines
(2) DDPC - Republic of Singapore
(3) Hotel101 Worldwide - Republic of Singapore
(4) Mr. Sia - Republic of the Philippines
(5) Dr. Tan Caktiong - Republic of the Philippines

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The aggregate number and percentage of HBNB Ordinary Shares beneficially owned by each Reporting Person is set forth below. The percentage is calculated based upon an aggregate of 234,152,398 issued and outstanding HBNB Ordinary Shares as of July 7, 2025, as disclosed in the Shell Company Report on Form 20-F filed by the Issuer with the SEC on July 7, 2025.

(1) DoubleDragon beneficially owns an aggregate of 195,510,000 HBNB Ordinary Shares, which constitute 83.5% of issued and outstanding HBNB Ordinary Shares, comprised of the following: (i) 137,456,660 HBNB Ordinary Shares of DDPC, a direct wholly-owned subsidiary of DoubleDragon; (ii) 27,107,777 HBNB Ordinary Shares of Hotel101 Worldwide, an indirect subsidiary of DoubleDragon; and (iii) 30,945,563 HBNB Ordinary Shares of Double Dragon. DDPC and Hotel101 Worldwide are the holders of record of their respective HBNB Ordinary Shares. However, DoubleDragon is the parent company of DDPC and Hotel101 Worldwide and may be deemed to control DDPC and Hotel101 Worldwide. Thus, DoubleDragon may be considered to have beneficial ownership of the HBNB Ordinary Shares of DDPC and Hotel101 Worldwide.

(2) DDPC beneficially owns 137,456,660 HBNB Ordinary Shares, which constitute 58.7% of issued and outstanding HBNB Ordinary Shares.

(3) Hotel101 Worldwide beneficially owns 27,107,777 HBNB Ordinary Shares, which constitute 11.6% of issued and outstanding HBNB Ordinary Shares.

(4) Mr. Sia beneficially owns an aggregate of 215,059,984 HBNB Ordinary Shares, which constitute 91.8% of issued and outstanding HBNB Ordinary Shares, comprised of the following: (i) 30,945,563 HBNB Ordinary Shares of DoubleDragon; (ii) 137,456,660 HBNB Ordinary Shares of DDPC, a direct wholly-owned subsidiary of DoubleDragon; (iii) 27,107,777 HBNB Ordinary Shares of Hotel101 Worldwide; and (iv) 19,549,984 HBNB Ordinary Shares, which are restricted key executive shares. DoubleDragon, DDPC and Hotel101 Worldwide are the holders of record of their respective HBNB Ordinary Shares. However, Mr. Sia, Chairman and Chief Executive Officer and a Director of DoubleDragon, may be deemed to control DoubleDragon, which in turn may be deemed to control its subsidiaries, DDPC and Hotel101 Worldwide. Thus, Mr. Sia may be considered to have beneficial ownership of the HBNB Ordinary Shares of DoubleDragon, DDPC and Hotel101 Worldwide.

(5) Dr. Tan Caktiong beneficially owns an aggregate of 198,960,004 HBNB Ordinary Shares, which constitute 85.0% of issued and outstanding HBNB Ordinary Shares, comprised of the following: (i) 30,945,563 HBNB Ordinary Shares of DoubleDragon; (ii) 137,456,660 HBNB Ordinary Shares of DDPC, a direct wholly-owned subsidiary of DoubleDragon; (iii) 27,107,777 HBNB Ordinary Shares of Hotel101 Worldwide; and (iv) 3,450,004 HBNB Ordinary Shares, which are restricted key executive shares. DoubleDragon, DDPC and Hotel101 Worldwide are the holders of record of their respective HBNB Ordinary Shares. However, Dr. Tan Caktiong, Co-Chairman and a Director of DoubleDragon, may be deemed to control DoubleDragon, which in turn may be deemed to control its subsidiaries, DDPC and Hotel101 Worldwide. Thus, Dr. Tan Caktiong may be considered to have beneficial ownership of the HBNB Ordinary Shares of DoubleDragon, DDPC and Hotel101 Worldwide.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the HBNB Ordinary Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a "group" for the purposes of Section 13(d) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Section 13(d) of the Act.
Percent of class: The information required by Item 4(b) is set forth in Item 4(a) above and is incorporated herein by reference.
Sole power to vote or to direct the vote:
(1) DoubleDragon: 0

(2) DDPC: 0

(3) Hotel101 Worldwide: 0

(4) Mr. Sia: 19,549,984 HBNB Ordinary Shares

(5) Dr. Tan Caktiong: 3,450,004 HBNB Ordinary Shares
Shared power to vote or to direct the vote: Each of DoubleDragon, DDPC and Hotel101 Worldwide has voting power with respect to its 30,945,563 HBNB Ordinary Shares, 137,456,660 HBNB Ordinary Shares and 27,107,777 HBNB Ordinary Shares, respectively. However, Mr. Sia, Chairman and Chief Executive Officer and a Director of DoubleDragon, and Dr. Tan Caktiong, Co-Chairman and a Director of DoubleDragon, may be deemed to control DoubleDragon, which in turn may be deemed to control its subsidiaries, DDPC and Hotel101 Worldwide. Thus, DoubleDragon, Mr. Sia and Dr. Tan Caktiong share voting power with respect to the combined 195,510,000 HBNB Ordinary Shares of DoubleDragon, DDPC and Hotel101 Worldwide; DoubleDragon, DDPC, Mr. Sia and Dr. Tan Caktiong share voting power with respect to the 137,456,660 HBNB Ordinary Shares of DDPC; and DoubleDragon, Hotel101 Worldwide, Mr. Sia and Dr. Tan Caktiong share voting power with respect to the 27,107,777 HBNB Ordinary Shares of Hotel101 Worldwide.
Sole power to dispose or to direct the disposition:
(1) DoubleDragon: 0

(2) DDPC: 0

(3) Hotel101 Worldwide: 0

(4) Mr. Sia: 0

(5) Dr. Tan Caktiong: 0
Shared power to dispose or to direct the disposition:
Each of DoubleDragon, DDPC, Hotel101 Worldwide, Mr. Sia and Dr. Tan Caktiong has dispositive power with respect to its 30,945,563 HBNB Ordinary Shares, 137,456,660 HBNB Ordinary Shares, 27,107,777 HBNB Ordinary Shares, 19,549,984 HBNB Ordinary Shares and 3,450,004 HBNB Ordinary Shares, respectively. However, Mr. Sia, Chairman and Chief Executive Officer and a Director of DoubleDragon, and Dr. Tan Caktiong, Co-Chairman and a Director of DoubleDragon, may be deemed to control DoubleDragon, which in turn may be deemed to control its subsidiaries, DDPC and Hotel101 Worldwide. Thus, DoubleDragon, Mr. Sia and Dr. Tan Caktiong share dispositive power with respect to the combined 195,510,000 HBNB Ordinary Shares of DoubleDragon, DDPC and Hotel101 Worldwide; DoubleDragon, DDPC, Mr. Sia and Dr. Tan Caktiong share dispositive power with respect to the 137,456,660 HBNB Ordinary Shares of DDPC; and DoubleDragon, Hotel101 Worldwide, Mr. Sia and Dr. Tan Caktiong share dispositive power with respect to the 27,107,777 HBNB Ordinary Shares of Hotel101 Worldwide.

Mr. Sia has dispositive power with respect to his 19,549,984 HBNB Ordinary Shares and Dr. Tan Caktiong has dispositive power with respect to his 3,450,004 HBNB Ordinary Shares. However, as such shares are restricted key executive shares that are subject to buyback by the Issuer in the case of resignation or termination of Mr. Sia or Dr. Tan Caktiong, as the case may be, from their respective roles with the Issuer and/or its affiliates while any such restricted key executive shares remain unvested, Mr. Sia and Dr. Tan Caktiong, respectively, share dispositive power with the Issuer with respect to such restricted key executive shares. The foregoing description of the Restricted Share Subscription Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of Restricted Share Subscription Agreement attached as Exhibit 10.1 to this Statement and is incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 10.1 Form of Restricted Share Subscription Agreement by and among Hotel101 Global Holdings Corp. and certain key executives and/or employees of Hotel101 Global Holdings Corp. and/or its affiliates with respect to an aggregate of 34,170,000 HBNB Ordinary Shares issued to such individuals.

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons as required by Rule 13d-1(k)(1).

## Signatures
- DoubleDragon Corporation: /s/ Ferdinand J. Sia, Ferdinand J. Sia, Director (08/14/2025)
- DDPC Worldwide Pte. Ltd.: /s/ Marriana Henares Yulo, Marriana Henares Yulo, Director (08/14/2025)
- Hotel101 Worldwide Private Limited: /s/ Marriana Henares Yulo, Marriana Henares Yulo, Director (08/14/2025)
- Edgar J. Sia II: /s/ Edgar J. Sia II, Edgar J. Sia II (08/14/2025)
- Tony Tan Caktiong: /s/ Tony Tan Caktiong, Tony Tan Caktiong (08/14/2025)